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+1 (415) 268-7096
MIndick@mofo.com

May 6, 2016

VIA EDGAR
Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	FBR & Co.
Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2016 by Voce Catalyst Partners LP et al.
File No. 001-33518

Dear Mr. Orlic:

On behalf of our client, Voce Capital Management, LLC (“Voce”), this letter responds to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 5, 2016, with respect to the preliminary proxy statement on Schedule 14A filed with the Commission on May 2, 2016. For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in italics, followed by the response.

General

1.

Please advise us as to any relationship between the participants and Mr. Eric Billings, the former Chief Executive Officer and former Chairman of the Board of the company. We understand that Mr. Billings may have directly contacted a company employee to inquire as to whether the employee would be willing to have a private meeting with representatives of Voce. If there is any such relationship, please provide an analysis as to whether Mr. Billings is a participant in the solicitation and whether any of his activities on behalf of Voce should be disclosed.

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Voce respectfully submits that Mr. Eric Billings is not and has not been a “participant” in this solicitation, and therefore believes that no further disclosure is warranted or appropriate.

The definition of a “participant” for purposes of a proxy contest is straightforward. The Section 14A Instructions define “participant” as the following: “(i) The registrant; (ii) Any director of the registrant, and any nominee for whose election as a director proxies are solicited; (iii) Any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group; (iv) Any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants; (v) Any person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; except that such terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and (vi) Any person who solicits proxies.”

Mr. Billings does not fit within any of the six potential categories of a participant. Mr. Billings is not the registrant or a director or nominee for the board of directors. Mr. Billings is not financing or involved with the financing of Voce’s contest in any manner, shape or form. Finally, the catchall category – a person soliciting proxies – is not implicated either. The Company states, in its preliminary proxy, that Mr. Billings in January 2016 contacted one employee on one occasion to ask whether that employee would have a meeting with Voce. We do not believe that Mr. Billings could reasonably be deemed a participant as a result of one unsuccessful attempt to introduce us to someone at FBR & Co. But furthermore, even if somehow that one action did fall within the catchall phrase, it predates the commencement of the solicitation. Voce submitted its shareholder notice, in a timely fashion, on March 18, 2016, and has filed soliciting materials beginning then and thereafter through the current date. In connection with this proxy contest, Voce has identified all of the participants, meticulously complied with all of its disclosure obligations relating thereto and will continue to do so.

Background of the Proxy Solicitation, page 6

2.

In the last paragraph of this section, you state that management employed a script at the meeting on April 5, 2106. Please revise this statement so that it is reflected as your belief. You may also disclose the basis for this belief.

Voce respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 7.

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Certain Information Regarding the Company, page 17

3.

We note the statement that you do not take any responsibility for the accuracy or completeness of certain information that may be contained in the proxy statement. Please revise so that there is no disclaimer of responsibility for information provided to investors.

 Voce respectfully acknowledges the Staff’s comment, and has updated the disclosure in the Revised Proxy Statement on page 17.

Form of Proxy

4.

Please revise Proposal 1 so that it provides security holders with an opportunity to withhold authority with respect to any other registrant nominee by writing the name of that nominee on the form of proxy. See Rule 14a-4(d)(4)(iii) of Regulation 14A.

Voce respectfully acknowledges the Staff’s comment, and has updated Proposal 1 on the form of proxy.

If you have any questions regarding the foregoing responses, please do not hesitate to contact me at (415) 268-7096.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick